Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2025 and 2024 of Kenon and OPC
and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2025	2024
	$ millions
Current assets
Cash and cash equivalents	1,149	1,016
Trade receivables	127	80
Short-term derivative instruments	5	-
Other investments	112	143
Other current assets	33	24
Total current assets	1,426	1,263
Non-current assets
Investment in OPC’s associated companies	1,624	1,459
Long-term restricted cash	16	16
Long-term derivative instruments	13	28
Deferred taxes, net	3	3
Property, plant and equipment, net	1,287	1,156
Intangible assets, net	80	72
Long-term prepaid expenses and other non-current assets	45	41
Right-of-use assets, net	194	175
Total non-current assets	3,262	2,950
Total assets	4,688	4,213
Current liabilities
Current maturities of loans from banks and others	100	85
Trade and other payables	203	94
Current maturities of lease liabilities	3	4
Total current liabilities	306	183
Non-current liabilities
Long-term loans from banks and others	911	727
Debentures	353	456
Deferred taxes, net	165	148
Other non-current liabilities	7	31
Long-term lease liabilities	8	9
Total non-current liabilities	1,444	1,371
Total liabilities	1,750	1,554
Equity
Share capital	50	50
Translation reserve	24	3
Capital reserve	58	64
Accumulated profit	1,365	1,491
Equity attributable to owners of the Company	1,497	1,608
Non-controlling interests	1,441	1,051
Total equity	2,938	2,659
Total liabilities and equity	4,688	4,213

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024
	$ millions		$ millions
Revenue	644	592	265	237
Cost of sales and services (excluding depreciation and amortization)	(468)	(403)	(178)	(157)
Depreciation and amortization	(51)	(66)	(18)	(24)
Gross profit	125	123	69	56
Selling, general and administrative expenses	(93)	(67)	(45)	(25)
Other income/(expenses), net	9	(3)	10	6
Operating profit	41	53	34	37
Financing expenses	(72)	(104)	(27)	(52)
Financing income	36	38	14	18
Financing expenses, net	(36)	(66)	(13)	(34)
Gains related to ZIM	-	111	-	-
Dividend income	-	6	-	-
Share in profit of associated companies, net
- ZIM	-	40	-	40
- OPC’s associated companies	120	41	61	17
Profit before income taxes	125	185	82	60
Income tax expense	(25)	(14)	(15)	(6)
Profit for the year	100	171	67	54
Attributable to:
Kenon’s shareholders	41	163	25	43
Non-controlling interests	59	8	42	11
Profit for the period	100	171	67	54

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	0.77	3.09	0.45	0.81

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2025	2024
	$ millions
Cash flows from operating activities
Profit for the period	100	171
Adjustments:
Depreciation and amortization	55	69
Diesel fuel consumption	6	3
Financing expenses, net	36	66
Gains related to ZIM	-	(111)
Share in profit of associated companies, net	(120)	(81)
Share-based payments	35	7
Other (income)/expenses, net	(9)	8
Income tax expense	25	14
	128	146
Change in trade and other receivables	(48)	(48)
Change in trade and other payables	44	41
Cash generated from operating activities	124	139
Income tax paid	(2)	(1)
Dividends received from associate companies, net
- ZIM	-	20
- OPC’s associated companies	59	55
Net cash provided by operating activities	181	213

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the nine months ended September 30,
	2025	2024
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	-	(2)
Short-term collaterals deposits, net	-	3
Investment in long-term deposit, net	2	1
Investment in associated companies, less cash acquired	(135)	(10)
Acquisition of property, plant and equipment	(67)	(325)
Proceed from sale of interest in ZIM	-	111
Proceed from sale of subsidiary	-	2
Proceed from distribution from associated company	1	26
Proceeds from other investments	36	68
Interest received	30	20
Proceeds from transactions in derivatives, net	3	1
Net cash used in investing activities	(130)	(105)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(192)	(545)
Repayment of short-term loans	3	(53)
Investments of non-controlling interests in subsidiary	10	-
Tax equity investment	-	41
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	407	108
Proceeds from issuance of debentures, less issuance expenses		52
Proceeds from long-term loans	146	460
Proceeds from derivative financial instruments, net	5	3
Dividend paid	(261)	(201)
Repurchased of own shares	(10)	(2)
Interest paid	(43)	(53)
Net cash provided/(used in) financing activities	65	(190)

Increase/(decrease) in cash and cash equivalents	116	(82)
Cash and cash equivalents at beginning of the year	1,016	697
Effect of exchange rate fluctuations on balances of cash and cash equivalents	17	-
Cash and cash equivalents at end of the period	1,149	615

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the nine months ended September 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	511	133	-	644
Depreciation and amortization	(55)	-	-	(55)
Financing income	8	7	21	36
Financing expenses	(26)	(36)	(10)	(72)
Share in profit of associated companies	-	120	-	120
Profit before taxes	83	35	7	125
Income tax (expense)/benefits	(22)	1	(4)	(25)
Profit for the period	61	36	3	100

	For the nine months ended September 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	496	96	-	-	592
Depreciation and amortization	(52)	(20)	-	-	(72)
Financing income	17	3	-	18	38
Financing expenses	(63)	(24)	-	(17)	(104)
Gains related to ZIM	-	-	111	-	111
Share in profit of associated companies	-	41	40	-	81
Profit/(loss) before taxes	34	(1)	151	1	185
Income tax (expense)/benefits	(15)	2	-	(1)	(14)
(Loss)/profit for the period	19	1	151	-	171

	For the three months ended September 30, 2025
	OPC Israel	CPV Group	Other	Consolidated Results
	$ millions
Revenue	212	53	-	265
Depreciation and amortization	(19)	-	-	(19)
Financing income	6	3	5	14
Financing expenses	(7)	(15)	(5)	(27)
Share in profit of associated companies	-	61	-	61
Profit/(loss) before taxes	65	18	(1)	82
Income tax expense	(13)	(1)	(1)	(15)
Profit/(loss) for the period	52	17	(2)	67

	For the three months ended September 30, 2024
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	205	32	-	-	237
Depreciation and amortization	(19)	(7)	-	-	26
Financing income	12	1	-	5	18
Financing expenses	(31)	(9)	-	(12)	(52)
Share in profit of associated companies	-	17	40	-	57
Profit/(loss) before taxes	31	(2)	40	(9)	60
Income tax (expense)/benefits	(8)	2	-	-	(6)
Profit/(loss) for the period	23	-	40	(9)	54

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024
	$ millions		$ millions
Revenue	644	592	265	237
Cost of sales (excluding depreciation and amortization)	(468)	(403)	(178)	(157)
Depreciation and amortization	(51)	(66)	(18)	(24)
Gross profit	125	123	69	56
Selling, general and administrative expenses	(85)	(62)	(44)	(22)
Other income/(expenses), net	5	(2)	10	5
Operating profit	45	59	35	39
Financing expenses	(62)	(87)	(22)	(40)
Financing income	15	20	9	13
Financing expenses, net	(47)	(67)	(13)	(27)
Share in profit of associated companies, net	120	41	61	17
Profit before income taxes	118	33	83	29
Income tax expense	(21)	(13)	(14)	(6)
Profit for the period	97	20	69	23

Attributable to:
Equity holders of the company	74	23	54	22
Non-controlling interest	23	(3)	15	1
Profit for the period	97	20	69	23

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the nine months ended September 30,		For the three months ended September 30,
	2025	2024	2025	2024
	$ millions		$ millions
Cash flows provided by operating activities	190	201	112	112
Cash flows used in investing activities	(188)	(297)	(48)	(158)
Cash flows provided by financing activities	413	128	163	162
Increase/(decrease) in cash and cash equivalents	415	32	227	116
Cash and cash equivalents at beginning of the year	264	278	264	278
Effect of exchange rate fluctuations on balances of cash and cash equivalents	17	-	(1)	(84)
Cash and cash equivalents at end of the period	696	310	696	310

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	September 30, 2025	December 31, 2024
	$ millions
Total financial liabilities[1]	1,364	1,267
Total monetary assets[2]	713	280
Investment in associated companies	1,624	1,459
Total equity attributable to the owners	1,898	1,303
Total assets	4,124	3,309

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

B - 2

Appendix C

Definition of OPC’s EBITDA and Adjusted EBITDA including proportionate share of associated companies and non-IFRS reconciliation

This press release presents OPC’s Adjusted EBITDA including proportionate share of associated companies, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as profit for the period before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA, including proportionate share of associated companies, is defined as EBITDA as further adjusted for expenses not in the ordinary course of business and/or of a non-recurring nature and share of depreciation and amortization, financing expenses included within share of profit of associated companies, net and income tax expenses (if any) of associated companies. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA including proportionate share of associated companies are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA including proportionate share of associated companies as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of EBITDA and Adjusted EBITDA including proportionate share of associated companies provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA and Adjusted EBITDA including proportionate share of associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA including proportionate share of associated companies differently, and therefore this presentation of EBITDA and Adjusted EBITDA including proportionate share of associated companies may not be comparable to other similarly titled measures used by other companies.

	For the three months ended September 30,
	2025	2024
	$ millions
Profit for the period	69	23
Depreciation and amortization	19	26
Financing expenses, net	13	27
Income tax expense	14	6
EBITDA	115	82
Share of depreciation and amortization and financing expenses included within share of profit of associated companies, net and income tax expenses (if any) of associated companies	51	27
Expenses, not in the ordinary course of business and/or of a non-recurring nature	(10)	(1)
Adjusted EBITDA including proportionate share of associated companies	156	108